Shareholder meeting results (Unaudited)

May 25, 2011 annual meeting

A quorum was not present with respect to those matters (i.e., fixing the number of Trustees at 12; electing 10 Trustees to be elected by the common and preferred shareholders voting together as a single class; and considering a Karpus Management, Inc. proposal relating to termination of the funds management contract with Putnam Investment Management, LLC) to be voted on by the common and preferred shareholders voting together as a single class. As a result, in accordance with the funds Declaration of Trust and Bylaws, independent fund Trustees
Ravi Akhoury, Barbara M. Baumann, Jameson A. Baxter, Charles B. Curtis, Robert J. Darretta, Paul L. Joskow, Kenneth R. Leibler, George Putnam, III, and W. Thomas Stephens, as well as fund Trustee Robert L. Reynolds, remain in office and continue to serve as Trustees. A quorum would have been achieved if Karpus Management, Inc. had attended the shareholder meeting and had voted its common shares.

The nominees for Trustee for election by the preferred shareholders, voting as a separate class, received the following votes:

      			Votes for 	Votes withheld
John A. Hill* 		5,224 		8
Robert E. Patterson* 	5,224 		8
Richard W. Cohen** 	1 		0
Phillip Goldstein** 	1 		0

* Fund nominee; elected as a Trustee at the meeting.
** Nominee of Karpus Management, Inc.

All tabulations are rounded to the nearest whole number.